Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated August 12, 2019 in connection with their beneficial ownership of INPHI Corp. Each of Columbia Seligman Communications & Information Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Michael G. Clarke
Title: Vice President, Co-Head of Global Operations

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke
Michael G. Clarke
Title: Vice President, Co-Head of Global Operations

Columbia Seligman Communications & Information Fund

By:	/s/ Paul Goucher
Name: Paul Goucher
Title: Senior Vice President and Assistant Secretary